FORCE PROTECTION VIDEO EQUIPMENT CORP.

August 3, 2021

Donald Field

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Force Protection Video Equipment Corp.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed August 3, 2021
File No. 333-258154

Dear Mr. Field,

We have been advised by your staff telephonically that the above referenced registration statement will not be reviewed. Please be advised that Force Protection Video Equipment Corp. hereby requests that the above referenced registration statement be declared effective at 5:00 p.m. EST, on Wednesday, August 4, 2021 or as soon as practicable thereafter.

We hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher Miglino

Christopher Miglino
Principal Executive Officer